Exhibit 4.1

No. SPECIMEN	SPECIMEN Shares

TESSPAY INC.

Incorporated Under the Laws of the State of Delaware

Common Stock, $0.0001 Par Value Per Share, Cusip No. 88167J102

THIS CERTIFIES THAT **Specimen** is the owner of **SPECIMEN (SPECIMEN)** fully paid and nonassessable shares of Common Stock, $0.0001 Par Value Per Share, of TessPay Inc. transferable on the books of the Corporation by the holder in person or by duly authorized attorney upon surrender of this certificate properly endorsed. This certificate and the shares represented hereby are issued and shall be subject to all of the provisions of the Certificate of Incorporation and amendments thereto filed or to be filed or recorded in the office of the Secretary of the State of Delaware and to the provisions of the Bylaws of the Corporation as now or hereafter amended.

WITNESS the signatures of the duly authorized officers of TessPay Inc.

Date:

Chief Executive Officer	Secretary